[Sonic Automotive, Inc. Letterhead]

September 4, 2007

Mr. Robert Babula

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, NE

Washington, D.C. 20549

Re: Sonic Automotive, Inc. – Comment Letter dated July 26, 2007

Dear Mr. Babula:

Sonic Automotive, Inc. is submitting the following responses to comments received from the Staff of the Division of Corporation Finance in its letter dated July 26, 2007. For your convenience, the Staff’s comments have been reproduced in bold faced type before each response in this letter.

Item 7.     Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 24

Use of Estimates and Critical Accounting Policies, page 25

1.	Critical accounting estimates and assumptions are based on matters that are highly uncertain. For this reason, you are required to analyze their specific sensitivity to change, based on other outcomes that are reasonably likely to occur and would have a material effect on financial condition or operating performance and provide quantitative as well as qualitative disclosure when quantitative information is reasonably available and will provide material information for investors. For example, the disclosure regarding your goodwill impairment testing provides no meaningful analysis with respect to the quantitative assumptions used. Given the material amount of recorded goodwill, please clearly articulate the assumptions used and indicate when changes in such assumptions could necessitate a step two goodwill impairment test.

Sonic uses several valuation techniques (all of which include a number of assumptions) in evaluating potential impairment of the Company’s goodwill. These valuation models consist of earnings multiple approaches and a discounted cash flow approach. We then analyze the results of each of these approaches to arrive at a “combined” single estimate of the fair value of our reporting units. Given the number of variables involved in the assumptions (see proposed disclosure language below for more detail) and the effect of the weighting of the various models, it is difficult to model at what point a change in the various assumptions would necessitate a step two goodwill impairment test. For example, a negative change in one assumption could be offset by a positive change in another assumption or a small change in a number of assumptions occurring all at the same time may provide a significantly different result. We do understand the importance of providing the users of our financial statements with all of the information necessary to adequately understand our business and the associated risks and will add the following language to our goodwill disclosure in future filings:

“In completing step one of the impairment analysis, Sonic uses various fair value approaches which consist of earnings multiple models and a discounted cash flow model. The results from each of these models are then analyzed and combined into a single estimate of fair value for each of our divisions. The primary assumptions used in these various models include historical dealership-level pretax earnings, estimated average pretax earnings multiples of both private and public automotive retailers, future growth assumptions of the reporting unit, weighted average cost of capital along with working capital and capital expenditure requirements. To the extent a division’s pretax earnings decline significantly or there are changes in one or more of these assumptions that would result in lower valuation results, it could cause the carrying value of the division to exceed its fair value and thus require us to conduct the second step of the impairment test described above.”

Overview, p25

2.	Please tell us in more detail how you determined that you have only one reportable segment. We note that you sell different products and services (e.g. new and used cars, collision repair, and financial services). Please supplement your response by providing us with examples of current internal reports that management uses to access the performance of your business such as budgets, flash reports and internal financial statements. Provide to us three years of revenue information for each operating segment and three years of profit (loss) and margin history, and asset information for each operating segment identified. We may have further comment.

For purposes of the following response, new vehicle sales, used vehicle sales, finance and insurance, parts, service and collision repair each constitute a “Department”. These Departments represent products and services as contemplated by paragraph 37 of SFAS No. 131, rather than operating segments as defined in SFAS No. 131.

Paragraph 10 of SFAS No. 131, defines an operating segment as a component of an enterprise:

a.	That engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same enterprise),

b.	Whose operating results are regularly reviewed by the enterprise’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and

c.	For which discrete financial information is available.

Paragraph 14 of SFAS No. 131 goes on to say that, “generally, an operating segment has a segment manager who is directly accountable to and maintains regular contact with the chief operating decision maker (“CODM”) to discuss operating activities, financial results, forecasts, or plans for the segment.”

Management Structure and Reporting

The Departments described do not have managers who are directly accountable to and who maintain regular contact with our CODM to discuss operating activities, financial results, forecasts or plans for the Department.

Each of our dealerships is managed by a dealer operator who is responsible for the operations of the dealership. The dealer operator is responsible for selecting, training and retaining dealership personnel. Each dealer operator is complemented by a team that generally includes two senior managers (general sales manager and parts and service director) who aid in the management and operation of the dealership. The general sales manager is primarily responsible for the operations, personnel, financial performance and customer satisfaction performance of the new vehicle sales department, used vehicle sales department, and finance and insurance department. The parts and service director is primarily responsible for those same items in the parts, service and collision repair departments. Each of these Departments typically has a manager who reports to the general sales manager or the parts and service director.

All dealer operators report to our regional vice presidents who are responsible for a particular geographic area. These regional vice presidents report to a divisional vice president who report to our President and Chief Strategic Officer. Authority for hiring, firing and allocating resources (within prescribed limits based on an individual’s level within the Company) rests within this chain of command.

The financial function of the Company follows the same format. We have store controllers who are responsible for the internal controls and financial reporting at individual dealerships who report to regional controllers. These regional controllers report to divisional controllers who report to our corporate controller who reports directly to our Chief Financial Officer.

Dealership Operations

All dealership operations include the Departments described in our 10-K, except not all of our dealerships have collision repair centers. The operating results of all Departments within a dealership are all linked. The Departments do not operate as separate units. For example, the sale of new vehicles provides trade-in vehicles for sale in our used vehicle departments. New vehicle franchises provide the right to perform warranty work and access to purchase original equipment manufacturer parts. Parts sales are principally for use in repair of customer vehicles.

The dealership facility, management team and other fixed costs are not generally allocated to Departments. No balance sheet, cash flow or other summarized asset and liability information is prepared by Department. Department-level revenue and cost of sales information (similar to what is disclosed in the “Business” section of our Form 10-K) is included in reporting packages given to the CODM and others within the organization. Nevertheless, this limited financial information is not sufficient to meet the standard set forth in Paragraph 10 of SFAS No. 131.

Chief Operating Decision Maker

As stated in paragraph 12 of SFAS No. 131, “the term chief operating decision maker” identifies a function, not necessarily a manager with a specific title”. In the Company’s case, the “chief operating decision maker” is a group consisting of the Company’s Chief Executive Officer, President and Chief Strategic Officer and Chief Financial Officer. These individuals collectively participate in decisions on allocation of resources and assess the operating performance of the Company. Divisional vice presidents in our Company report directly to the CODM (see paragraph 14 of SFAS No. 131). There are no managers of dealership-level revenue streams who are directly accountable, and report to, the CODM. Aggregated operating results of the separate Departments are not reviewed by the CODM (other than the consolidated product line revenue and cost of sales information similar to that which is presented in the Form 10-K).

Sonic produces reports which present its operating results in a variety of different ways. Some of this information is included in reporting packages which are used by others in the Company in addition to the CODM (i.e., SEC reporting department, divisional managers and investor relations personnel). These schedules are included not for the CODM’s use in assessing performance and allocating resources but simply to avoid the inefficiencies of having to publish multiple customized reporting packages. In assessing performance and deciding how to allocate resources, the CODM relies on consolidated balance sheet, income statement and cash flow information. No balance sheet, cash flow or return analysis is performed below the consolidated level. Providing certain disaggregated financial information to the CODM does not mean, by default, that is the level at which the CODM assesses performance and allocates resources. We do not believe it is possible to assess the performance or allocate resources for a company the size of ours by reviewing consolidated gross margins of certain departments. That data, to the extent it is included in a package the CODM may receive, is included for informational purposes or to have the data readily available to respond to outside inquiries. This is consistent with paragraph 13 of SFAS 131 which states,

For many enterprises, the three characteristics of operating segments described in paragraph 10 clearly identify a single set of operating segments. However, an enterprise may produce reports in which its business activities are presented in a variety of different ways. If the chief operating decision maker uses more than one set of segment information, other factors may identify a single set of components as constituting an enterprise’s operating segments, including the nature of the business activities of each component, the existence of managers responsible for them and information presented to the board of directors.

With that in mind, the financial information reviewed by the CODM includes:

Monthly Financial Summaries which contain consolidated financial income statement information and limited consolidated income statement information based on product lines, brands and geographical areas. Asset information is presented on a consolidated basis.

Quarterly Analyst Book which primarily contains consolidated income statement and balance sheet information as well as other consolidated financial analysis. This book is compiled to provide the CFO (a member of the CODM team) and others within the organization with supporting information for board meetings, analyst calls and investor conferences.

Monthly Board of Directors Report which contains consolidated income statements on a year-over-year and versus forecast basis, consolidated balance sheet, inventory days supply and the analysis of various income statement metrics.

Examples of internal reports that our management has used to assess the performance of Sonic’s business will be provided to the Staff supplementally.

Operating Segments

We have concluded our Departments do not constitute operating segments pursuant to SFAS No. 131 based on the following factors:

•	The CODM does not regularly review aggregated departmental operating results and departmental results are not the basis for capital allocation decisions.

•	No department managers report directly to the CODM. There are multiple layers of management between these department managers and the CODM.

•	The CODM is not involved in the hiring or firing of these department managers.

•	Comprehensive financial information for the individual Departments is not provided to the CODM.

Based on our operating structure and other information discussed above, we have concluded that our geographic divisions represent segments as defined by paragraph 10 of SFAS No. 31.

Aggregation

The Company’s operating segments (or geographical divisions) have been aggregated in accordance with paragraph 17 of SFAS No.131. These geographic divisions exhibit similar economic characteristics (see the attached Exhibit 1) and are similar in each of the following areas:

•	Provide virtually identical products and services, including sale of new and used vehicles, service, parts, collision repair and finance and insurance;

•	Have virtually identical production processes in service and collision repair activities along with similar sales processes in vehicle sales activities;

•	Sell products principally to individual consumers with limited sales to businesses;

•	Have methods used to distribute products and provide services that are virtually identical; and,

•	Have similar regulatory environments.

Accordingly, we have aggregated our operating segments into one reportable segment. We note that all public automotive retailers (six companies represented) present only one reportable segment in a manner consistent with the Company. These automotive retailing companies are engaged in the same business as the Company and have generally similar management structures.

Liquidity and Capital Resources, p40

Cash Flows

3.	We note the negative trend in operating cash flows since 2004, although there appears to be a general lack of discussion regarding this issue. Prospectively, revise to include a robust discussion of known trends and uncertainties. See Section IV of SEC Release No. 33-8350, which can be found at: http://sec.gov/rules/interp/33-8350.htm.

We discussed a reclassification to our Consolidated Statements of Cash Flows in our Current Report on Form 8-K filed on November 3, 2005. Sonic’s previous policy was to classify all of the cash flow activities associated with floor plan notes payable as an operating activity in its Consolidated Statements of Cash Flows consistent with industry practice. As a result of inquiries the SEC staff made of several other public automotive retailers on this topic, Sonic changed the classification of borrowings and repayments on floor plan notes payable for new vehicle inventory financed with a floor plan lender which is not affiliated with a manufacturer (floor plan notes payable – nontrade) to a financing activity on the statement of cash flows. Borrowings and repayments on floor plan notes payable for new vehicle inventory financed with a lender which is affiliated with the manufacturer (floor plan notes payable – trade) remained as an operating activity on the statement of cash flows. This revised classification of the cash flows related to our floor plan notes payable has been presented consistently for all periods presented in our Form 10-K for the year ended December 31, 2006.

The apparent negative trend in our operating cash flows is caused primarily by changes in how we choose to finance our new vehicle inventory purchases. If we choose to switch floor plan providers from a manufacturer-affiliated finance source to a non-affiliated finance source, that cash flow (which is usually positive) moves from an operating activity in one year to a financing activity the following year without any real impact to the Company’s overall cash flows, liquidity or cash position. We do, however, understand our responsibility to adequately present to the users of our financial statements an accurate description of the Company’s cash flows and liquidity position and, beginning with our Quarterly Report on Form 10-Q for the quarter ended September 30, 2007, will enhance our discussion to more fully describe the effect the above classification has on our statement of cash flows.

Consolidated Statements of Income, page F-3

4.	Please advise why you have historically presented only one line item for cost of sales. See Rule 5-03.2 of Regulation S-X.

In future filings, we will present separately on the face of the income statement the cost of sales related to each of our revenue categories.

Consolidated Statements of Stockholders’ Equity, page F-4

5.	Prospectively, separately report the amount of gains and losses reclassified out of accumulated other comprehensive income into earnings for periods related to your hedging activity. See paragraph 47 of SFAS No. 133.

We will include the information required by paragraph 47 of SFAS No. 133 in future filings.

Description of Business and Summary of Significant Accounting Policies, page F-6

Recent Accounting Pronouncements, page F-6

6.	Please provide to us your SAB Topic 1.M assessment of materiality with respect to the misstatements corrected in connection with SAB Topic 108. Identify the year that each error originated in and each year it remained uncorrected. Please ensure you address the applicable quarterly periods impacted by the misstatements.

Historically, Sonic used the “rollover” method in evaluating the impact of a misstatement on its financial statements. Under the “rollover” method, Sonic determined that certain misstatements were not material to its overall financial statement presentation. These misstatements relate to the recorded amount of accruals pertaining to bonuses and vacation obligations.

According to Sonic’s vacation policy, employees earn vacation based on the number of years they have been with the Company (tenure with a dealership that Sonic acquires is typically credited to the employee in determining the number of weeks of vacation that employee earns). Vacation is earned during the 12 month period following an employee’s hire date and is eligible to be taken over the succeeding 12 month period. Any vacation eligible to be taken during the second 12 month period cannot be carried forward to subsequent periods (unless such carryforward is required by state employment regulations).

It had been Sonic’s policy to accrue for vacation earned by employees and not yet taken as of the end of each calendar year. The error related to the understatement of our vacation accrual in conjunction with our adoption of SAB Topic 108 resulted from our lack of an accrual for vacation earned by employees during the current year, but which had not yet vested. Since we had never provided for this portion of the vacation accrual, the associated misstatement of the income statement occurred over a period of time as the company grew and added employees.

The majority of the understatement of expense occurred during periods in which we grew rapidly. This would primarily relate to fiscal years 1999 through 2002. Since the end of fiscal 2002, our employee base has remained relatively stable and has not fluctuated significantly. In addition, due to the unusually high employee turnover in automotive retailing we did not experience a meaningful increase in the required accrual over this period due to additional vacation time being earned as a result of tenure with the Company. We estimated that our current liabilities, and specifically our other accrued liabilities line, were understated by approximately $6.2 million at December 31, 2004 and December 31, 2005.

The error related to the understatement of our bonus accrual resulted from our policy of expensing corporate (not including executive officers) bonus payments in the year the payments were made rather than in the year they were earned and payable. It has been the Company’s policy to pay our corporate bonus in February of each year based on an employee’s performance over the previous calendar year. The understatement of the accrual also occurred over a period of time as the company grew and added employees. As the company has paid bonuses since its founding in 1997 and as the base of employees grew, so did the understatement of the bonus accrual.

The majority of the understatement of expense occurred in fiscal years 1999 to 2002. We discovered this misstatement in 2004 and began to accrue for the estimated increase in the bonus payment in the year the bonus was earned to ensure the proper amount of expense was being recognized in the year the bonus was earned and payable. In other words, our 2004 income statement included bonus expense equal to the February 2005 bonus payment (for service in 2004) along with additional expense for the estimated difference between the February 2004 payment and the February 2005 payment. This effectively corrected the income statement error for the periods 2004 and forward, yet the balance sheet accrual was still understated (the balance sheet only contained an accrual for the estimated difference in the bonus payments as opposed to an accrual for the entire February payment). We estimated that our current liabilities, and specifically our other accrued liabilities line, were understated by approximately $1.0 million at December 31, 2004 and $1.2 million at December 31, 2005.

Collectively, these items resulted in an understatement of other accrued liabilities of $4.7 million (after tax – net of income taxes payable of $2.7 million included in other accrued liabilities). Prior to the issuance of SAB Topic 108, we consistently took the position that immaterial errors on the balance sheet should not be corrected by materially misstating the current year income statement (i.e., we used the rollover method). We evaluated these understatements on a quantitative and qualitative perspective and deemed them to be immaterial to the overall financial statement presentation. The following were the most significant items considered:

•	The effect on the other accrued liabilities balance sheet line for the periods ended December 31, 2004 and December 31, 2005 was roughly 2.6% and 2.8%, respectively.

•	The effect on the retained earnings balance sheet line for the periods ended December 31, 2004 and December 31, 2005 was roughly 1.0% and 0.8%, respectively.

•

Since the error in the associated income statements occurred over a period of time, and specifically, over a period of time outside the current reporting requirements, the income statements currently presented, both quarterly and annual statements, are not misstated.

•	The errors were not intentional.

•	The errors did not mask a change in earnings or other significant trends.

•

We believe the misstatements of the balance sheet line items are not significant and believe it is not probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the errors.

In light of the issuance of SAB Topic 108, we were also required to evaluate the errors under the “iron-curtain method”. Our assessment of the overall effect of the errors under the rollover and iron curtain method is detailed as follows:

Amounts in millions DR / (CR)	Rollover Method		Iron Curtain Method
	Accruals	Expense	Accruals	Expense
Year Ended December 31, 2004	$(7.2)	$—	$(7.2)	$7.2
Year Ended December 31, 2005	$(7.4)	$—	$(7.4)	$7.4

We do not calculate our vacation accrual on an employee by employee basis. Rather, we perform an overall calculation that includes such data as average tenure with the Company, average payroll, number of employees, etc. As a result, we have historically calculated an estimated range for our vacation accrual and generally have booked to the mid-point of that range. Since, as discussed above, our employee count, associate tenure and payroll had stabilized beginning in 2003, the impact on the range we calculated for our vacation accrual was negligible. This explains why the above table shows no expense impact when you may expect to see at least some impact as a result of changes in employee count, tenure, etc.

After evaluating the errors under the iron-curtain method, we determined the expense adjustment of $7.4 million ($4.7 million after tax) was material to the financial statements. There were two primary factors that led us to that conclusion. First, correcting the adjustment in any given quarter in 2006 would have changed income from continuing operations before income taxes by 15% to 23%. The full year effect on continuing operations would have been 4.5%. Other less important items considered were the effect on operational ratios such as the percentage of SG&A to gross profit and net operating margin. The combination of these factors led us to believe the misstatement, if corrected in the current year, would be material to the overall financial statement presentation. Accordingly, we corrected the errors in accordance with SAB Topic 108 through a cumulative effect adjustment to retained earnings with offsetting amounts in other accrued liabilities.

Derivative Instruments and Hedging Activities, page F-10

7.	Please provide to us your detailed accounting analysis which supported the equity classification of the convertible note hedge and the warrants issued in connection with the 2005 convertible notes.

In determining the accounting for the convertible note hedge and the warrants issued in connection with the 2005 convertible notes we first considered whether the instruments should be accounted for as one transaction or as three separate transactions. We concluded that the transactions should be accounted for as three separate transactions (convertible notes, note hedge and warrants) based on the following:

a)	The same net economic effect could not have been achieved as part of a single convertible note issuance. Prior to issuing the 2005 convertible notes, Sonic considered various financing alternatives including nonconvertible subordinated debt, convertible subordinated debt and convertible subordinated debt with contemporaneous note hedge and warrant transactions. Based on discussions with our investment bankers and analysis of the various financing alternatives available to the Company, we determined that a convertible instrument would provide a lower effective cash interest rate as compared to nonconvertible debt instruments. It was also our opinion that the conversion feature would provide Sonic an opportunity to capitalize on the strength of our common stock and minimize dilution to our stockholders as compared to a straight equity offering.

Although management had determined that a convertible instrument was more advantageous than a nonconvertible debt instrument, we also considered the stockholder reaction to the potentially dilutive effect of convertible notes. Based on discussions with our investment bankers and the performance of Sonic’s common stock at that time, we believed that the market’s expectation of a conversion premium would make share dilution a very real possibility during the term of the instrument. We also concluded that setting the conversion premium above what would be considered market norms would require an increase in the interest rate on the convertible notes to the point where the convertible instrument would not offer the same significant cost advantages to the Company when compared to a nonconvertible instrument.

It was these considerations that caused us to further investigate reducing the potential share dilution by purchasing call options on our Common Stock. Under the terms of our note hedge, each time a holder converts a convertible note, the counterparty to the note hedge is obligated to deliver an equal number of shares to the issuer. Thus, the note hedge counterparty essentially becomes obligated to deliver shares upon the conversion of convertible notes, regardless of the price of the shares at the time of conversion. As a result, the issuance of shares upon conversion of the convertible notes is designed to be a “non-event” for the issuer, with no dilution for its existing stockholders. This result is evident from the chart included in our discussion of derivatives and hedging activities in Footnote 1 in our Notes to Consolidated Financial Statements.

In the Company’s case, the volatility of its stock and the duration of the hedge caused the premium for the note hedge to be higher than management was prepared to spend. One way to reduce the cost of the note hedge is to reduce the risk to the counterparty by selling a warrant to the counterparty with a higher strike price than the conversion price of the convertible notes. The sale of a warrant to purchase the issuer’s stock mitigates the counterparty’s risk of greatly increased stock prices under the note hedge. In effect, by selling a warrant to the note hedge counterparty, Sonic was able to further capitalize on its strong common stock and achieve a reduction in the net cost of the note hedge. Although the issuance of the warrants raises the potential for share dilution, since the warrant exercise price is much higher than the conversion premium of the convertible notes, the Company concluded that potential dilution is less likely through issuance of the warrants than it would be through issuance of convertible notes absent any hedging strategy. This result is also evident from the chart in Footnote 1 referred to above.

The note hedge and the warrant effectively combine to lower the cost of the hedge and thereby preserve cash, increase the stock price at which the Company would be required to issue shares upon conversion of the convertible notes and preserve the lower interest rate that was available on a convertible debt instrument.

b)	The three instruments are legally separate transactions. The convertible notes contain terms and conditions that are specific and distinguishable from the terms of either the note hedge or the warrant. These include the payment of interest, the ability to convert into cash and shares of common stock, if any, at a conversion rate of 41.4185 shares per $1,000 of principal amount and specific rights in the event of default and certain types of bankruptcy or insolvency events of default involving the Company. In addition, the convertible notes trade separately on the open market.

The note hedge was entered into with Bank of America N.A. and JPMorgan Chase Bank, National Association (collectively, the “Counterparties) in separately documented transactions and legally distinct instruments. Under the note hedge, upon a third party investor’s conversion of convertible notes pursuant to their terms, the Counterparties are required to deliver to Sonic the number of shares of the Company’s common stock that the Company is obligated to deliver to the third party holders of the convertible notes with respect to the excess conversion value. Computations under the note hedge are based on the averaging of closing values on the applicable exchange for the 25 trading days prior to the date of determination. The note hedge expires at the close of trading on November 29, 2010, although the Counterparties will have ongoing obligations with respect to convertible notes properly converted on or prior to that date of which the Counterparties have been timely notified.

Although the timing of exercise of the note hedge is related to the conversion of the convertible notes, we have concluded the note hedge is separate and distinct from the convertible notes and the warrant based on the following considerations:

•	the note hedge is documented in separate confirmations that can be traded or assigned without regard to the convertible notes;

•	there is no cross default between the note hedge and either the convertible notes or the warrant;

•	the Counterparties are not otherwise affiliated with the convertible notes or the holders of convertible notes;

•	the exercise of the note hedge is not related to or dependent in any way on the exercise of the warrant;

•

the note hedge and warrant have different exercise terms, i.e., while the warrant can only be exercised at the end of its term, the note hedge is exercisable upon conversion events that occur with respect to the convertible notes during the term of the convertible notes; and

•	in bankruptcy, there is no setoff of obligations under the note hedge against obligations under the convertible notes or the warrant.

The warrant was entered into with the Counterparties in separately documented transactions and legally distinct instruments. The exercise of the warrant is not dependent on, or related to, conversion of the convertible notes or exercise of the note hedge. In fact, the Counterparties can elect to exercise only during the 119 business days preceding November 29, 2010 regardless of the market price of the Company’s common stock at times when convertible notes were converted by the third party convertible note investors and regardless of whether any convertible notes are actually ever converted by the third party convertible note investors. In addition:

•	there is no early exercise option for the warrant;

•	there is no cross default between the warrant and either the convertible notes or the note hedge;

•	the warrant is documented in separate confirmations that can be traded or assigned without regard to either the convertible notes or the note hedge; and

•	as noted above, in bankruptcy, there is no setoff of obligations under the warrant against obligations under the note hedge.

Based on all of the above considerations, we concluded that the transactions should be accounted for as three separate transactions. In determining whether the note hedge and the warrant should be accounted for as derivative instruments (recognize an asset/liability at the date of purchase and then subsequently mark the asset/liability to fair value with changes in fair value being recognized in income) or as an equity instrument (recognize as a component of equity at the date of purchase with no subsequent accounting recognition for changes in the fair value) we considered the guidance in SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, EITF 01-6, The Meaning of “Indexed to a Company’s Own Stock” and EITF 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock.

SFAS No. 133 and EITF 01-6 Considerations:

Note Hedge - Paragraph 11 of SFAS No. 133 identifies various contracts which should not be considered derivative instruments. Specifically, paragraph 11(a) of SFAS No. 133 precludes accounting for a contract as a derivative instrument if the contract is indexed to the issuer’s own stock and is classified in stockholders’ equity.

The note hedge is designed to mirror the Company’s obligation to deliver shares upon the conversion of the convertible notes. That is, if a holder converts a convertible note pursuant to one of the conversion events discussed earlier, the note hedge settlement is triggered and the Counterparties are obligated to deliver to the Company the number of shares of the Company’s common stock that the Company is obligated to deliver to the holder of the convertible notes. The note hedge is net share settled except to the extent that the Company elects to settle all or a portion of the excess conversion value of the convertible notes in cash. To the extent that the Company elects to settle all or a portion of the excess conversion value of the convertible notes in cash, the note hedge is also settled in cash. The Counterparties may elect to stagger the delivery of the shares over no more than a 20 business day period. In no event does the delayed settlement impact the number of shares deliverable or otherwise require any interest obligation as a result of the delayed settlement. These contingency provisions meet the conditions set forth in EITF 01-6 in that none are based on (a) an observable market, other than the market for the Company’s stock, or (b) an observable index, other than those calculated or measured solely by reference to the Company’s own operations.

The note hedge’s settlement amount in the event that a contingent event occurs is based solely on the Company’s stock. There are no provisions in the note hedge that could require, upon an event that is not solely within the Company’s control, a settlement determined with respect to an amount that is not solely based on the Company’s common stock. Accordingly, we concluded that the note hedge is indexed to the Company’s stock as required by paragraph 11(a) of Statement 133.

Warrant – The accounting analysis for the warrant is similar to that of the note hedge in that the conclusions are based on the applicability of paragraph 11(a) of SFAS No. 133. The warrant is a European style option exercisable November 29, 2010, and can be net settled in cash or shares at the option of the Company. The warrant may be exercised prior to November 29, 2010 only in the event of a merger of the Company, nationalization of the Company, insolvency or delisting of the Company, the occurrence of a force majeure event, the occurrence of a tax event or the occurrence of an event of default by the Company or the Counterparties. These contingency provisions meet the conditions set forth in EITF 01-6 in that none are based on (a) an observable market, other than the market for the Company’s stock, or (b) an observable index, other than those calculated or measured solely by reference to the Company’s own operations.

There are no provisions in the warrant agreement that could require, upon an event that is not solely within the Company’s control, a settlement determined with respect to an amount that is not solely based on the Company’s common stock and the amount of time remaining on the warrant. As the warrant’s settlement amount is based solely on the Company’s stock, we concluded that the warrant is indexed to the Company’s stock as required by paragraph 11(a) of Statement 133.

EITF 00-19 Considerations:

EITF 00-19 provides the framework for determining whether a freestanding derivative financial instrument should be classified as part of stockholders’ equity. The framework outlined in EITF 00-19 hinges on the assessment of the following criteria:

a)	It applies only to freestanding derivative instruments (paragraph 3 of 00-19). See the discussion above where the Company has concluded both the note hedge and the warrant are free standing derivatives.

b)	It is based on the concept that contracts that require net-cash settlement are assets or liabilities and contracts that require share settlement are equity instruments (paragraphs 7, 8 and 9 of EITF 00-19). The note hedge and the warrant provide the Company with the economic option to settle in shares and therefore equity classification was determined to be appropriate.

c)	The reassessment of contracts at each balance sheet date (paragraph 10 of 00-19). The Company assesses the accounting for the note hedge and the warrant at each balance sheet date and determined that equity classification was appropriate.

d)	Additional considerations for equity consideration as outlined in paragraphs 12-32 of 00-19. Following is the Company’s analysis of this section as it relates to the note hedge and the warrant:

Provisions of paragraphs 12-32 of EITF 00-19	Note Hedge	Warrant

The contract permits the company to settle in unregistered shares	Not applicable. The Company may only receive shares and is under no obligation to issue shares.	Unregistered share settlement is an economical settlement alternative.

The company has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of common stock during the maximum period the contract could remain outstanding.	Not applicable. The Company may only receive shares and is under no obligation to issue shares.	The Company has sufficient authorized and unissued shares after considering all other equity commitments.

The contract contains an explicit limit on the number shares to be delivered in a share settlement.	Not applicable. The Company may only receive shares and is under no obligation to issue shares.	There is an explicit limit on the number of shares to be delivered in a share settlement.

There are no required cash payments to the counterparty in the event the Company fails to make timely filings with the SEC.	There is no such requirement.	There is no such requirement.

There are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and sales proceeds are insufficient to provide the counterparty with full return of the amount due (that is, there are no cash settled “top-off” or “make-whole” provisions).	Not applicable. The Company may only receive shares and is under no obligation to issue shares.	There are no cash settled “top-off” or “make-whole,” provisions.

The contract requires net cash settlement only in specific circumstances in which holders of shares underlying the contract also would receive cash in exchange for their shares.	There are no contingent events outside the control of the Company that could require settlement in net cash, other than in specific circumstances in which holders of shares underlying the contract also would receive cash in exchange for their shares.	There are no contingent events outside the control of the Company that could require settlement in net cash, other than in specific circumstances in which holders of shares underlying the contract also would receive cash in exchange for their shares.

There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract.	Not applicable. The Company may only receive shares and is under no obligation to issue shares. Additionally, there are no set-off rights with the warrants.	There are no such provisions. Additionally, there are no set-off rights with the note hedge.

There is no requirement in the contract to post collateral at any point for any reason.	There is no such requirement.	There is no such requirement.

Based on the above discussion, we concluded that the note hedge and warrant should be classified in stockholders’ equity. Accordingly, we concluded that the conditions in paragraph 11(a) of Statement 133 were met and that the note hedge and warrant should not be accounted for as derivative instruments under Statement 133. Rather the note hedge and warrant should be accounted for as equity instruments.

2. Business Acquisitions and Dispositions, page F-15

8.	Please explain for us how you allocate goodwill to franchises classified as held for sale. In this regard, the amount of goodwill allocated as of December 31, 2006 appears low considering the number of franchises held for sale. See paragraph 39 of SFAS No. 142.

Our geographic divisions are reporting units as defined in paragraphs 30 and 31 of SFAS No. 142. A portion of the total goodwill of a reporting unit is allocated to franchises held for sale based on the fair value of the franchise to be sold in relation to the fair value of the reporting unit to be retained.

Based on the fact that we use various earnings multiple approaches and a discounted cash flow model in calculating the fair value of our reporting units (see response to comment 1 above), the primary drivers of the fair value of each reporting unit are dealership profitability, dealership cash flow, future growth assumptions, cost of capital, historical P/E ratios of the public automotive retailing sector, etc. as opposed to revenue or asset base. The primary factor contributing to the small amount of goodwill being allocated to the franchises held for sale (compared to the percentage of overall revenue, inventory, etc. represented by these franchises) is the fact that the majority of the dealerships included in the held for sale category are smaller dealerships representing less desirable brands with a history of being unprofitable and which are typically located in a less than desirable retail location. As a point of reference, in the table in Note 1 to our financial statements you will note that the franchises held for sale at the end of 2006 generated $734 million of annual revenues and a pre-tax loss of $26 million. The franchises that we are selling are not the primary drivers of the overall fair value of the reporting unit. As a result, the fair value of these franchises in relation to the fair value of the overall reporting unit tends to be relatively minor when one considers the fact that the franchises which make up the bulk of the reporting unit are much larger, more profitable dealerships representing more desirable brands in more favorable locations with an expectation of a higher future growth rate. Consequently the amount of goodwill allocated to franchises held for sale would also be relatively insignificant.

We would also point out that the franchise count of the dealerships we are selling may also appear high when considered in relation to the actual number of physical dealerships we are selling as a result of some dealerships representing more than one brand. For instance, a Chrysler/Jeep/Dodge dealership would represent one physical location but would be considered three franchises in our assets held for sale disclosure.

9.	Please describe in detail your process of identifying all acquired intangible assets. For example, your existing purchase price allocation of approximately $46.7 million of goodwill related to your 2006 acquisitions appears high. See A14 of SFAS No. 141.

The overwhelming majority of our acquisitions are asset purchases where we agree to buy primarily vehicle and parts inventories and fixed assets along with a premium for the “business”. We are willing to pay this premium primarily due to either the best practices or other efficiencies the seller has built into the business (pre-existing goodwill) or the fact that we believe we can improve the profitability and cash flows of the business through the implementation of our standardized best practices (goodwill related to combination synergies). Prior to and subsequent to any purchase transaction, our financial reporting department consults with our corporate development department

(which manages the due diligence and negotiation process), our real estate department (which evaluates any aspect of the transaction related to real estate or leasing activities), our treasury department (which evaluates financing alternatives), our financial budgeting and analysis department (which evaluates projections and operating improvement initiatives) and the department of the Corporate Controller ( which is responsible for line level accounting and integration). Through the course of these discussions, our review of the purchase documents and our historical knowledge of similar transactions, the financial reporting department identifies all intangible assets.

It is our experience that the typical identifiable intangible assets which result from our purchase transactions relate to franchise agreements and favorable lease terms. In reviewing our acquisition transactions we consider the guidance in paragraph A14 of SFAS No. 141. Our conclusions regarding the applicability of each of the broad categories outlined in that paragraph are as follows:

a.	Marketing-related intangible assets: The examples provided in the literature (tradenames, service marks, trade dress, etc.) are typically dictated by the manufacturer. We have concluded the primary value of these types of assets resides with the manufacturer brand name (BMW, Honda, etc.) and have assigned values to these “franchise” assets accordingly (see further discussion below). In addition, we have developed our own advertising and internet best practices which we implement immediately upon assuming ownership of a dealership. As a result, we do not typically acquire any marketing-related assets.

b.	Customer-related intangible assets: Most of our business activity is with individual consumers who tend to conduct business on a transaction by transaction basis rather than by use of long-term contracts. We believe any customer related information is readily available from other sources (state motor vehicle registration lists for instance). In addition, it is not unusual for us to place current Sonic Automotive employees in key management positions within the acquired dealership (i.e., general manager, service director, etc.). These Sonic Automotive employees may bring their own customer contacts which they have developed over the years to the newly acquired dealership. As a result, we have concluded that any such customer related information which may reside with the seller does not contain substantial value.

c.	Artistic-related intangible assets: These are not applicable to the automotive dealership businesses we acquire.

d.	Contract-based intangible assets: The typical intangible assets in this category which are applicable to the automotive dealerships we acquire are primarily franchise rights and favorable lease agreements. We do assign value to each of these intangible assets and disclose it in our Notes to Consolidated Financial Statements (see Note 1).

e.	Technology-based intangible assets: We typically convert acquired dealerships to our technology platform so this is generally not applicable to the businesses we acquire.

9. Capital Structure and Per Share Data, page F-27

10.	Please revise your future disclosure to explain the relevant rights and privileges of each class of common stock, in particular the application liquidation preferences. Please show us what your revised disclosure will look like. See paragraph 4 of SFAS No. 129. Furthermore, please explain in detail why you do not apply the two class method of computing basic and diluted earnings per share. Reference is made to EITF Issue 03-6 and paragraph 61(d) of SFAS No. 128. You may also refer to the SEC Staff Speech given at the 2006 AICPA Conference on Current SEC and PCAOB Developments at http://sec.gov/news/speech/2006/spch121106cjc.htm. We may have further comment.

Although we have two classes of stock, the only significant difference in the two classes are that Class B shares offer a higher voting power per share than Class A shares. As each class of stock participates equally with respect to dividends and liquidation preferences, the two-class method for computing earnings per share is not applicable.

We will make the following revisions in our disclosure of the relevant rights and privileges of each class of common stock (changes in italic):

Sonic has two classes of common stock. Sonic has authorized 100.0 million shares of Class A common stock at a par value of $0.01 per share. Class A common stock entitles its holder to one vote per share. There were 29,945,785 and 30,691,576 shares outstanding at December 31, 2005 and 2006, respectively. Sonic has also authorized 30 million shares of Class B common stock at a par value of $.01 per share. Class B common stock entitles its holder to ten votes per share, except in certain circumstances. Each share of Class B common stock is convertible into one share of Class A common stock either upon voluntary conversion at the option of the holder, or automatically upon the occurrence of certain events, as provided in Sonic’s charter. The two classes of stock share equally in dividends and in the event of liquidation.

9. Employee Benefit Plans, page F-29

11.	If applicable, please disclose any compensation cost capitalized. See paragraph A240.g (1)(b) of SFAS No. 123R.

There are no expenses related to SFAS No.123R that are capitalized in the periods presented in our Form 10-K for the year ended December 31, 2006.

12.	Please explain for us how you are accounting for your employee stock purchase plans. In this regard, we assume such plans are compensatory in nature. If so, please explain to us and revise future disclosure to indicate the amount of compensation expense and how it is being calculated. Please refer to Appendix A-Illustration 19 of SFAS No. 123(R) and FTB No. 97-1.

As discussed in Note 10 in our Notes to Consolidated Financial Statements, under the terms of both of our employee stock purchase plans (“ESPP’s”) all eligible employees electing to participate are granted an option on January 1 of each year to purchase shares of Sonic’s Class A common stock.

These options, if granted, expire on the last business date of the calendar year in which granted. Sonic’s Compensation Committee of the Board of Directors annually determines the number of shares of Class A common stock available for purchase under each annual option award.

While our ESPP’s, as currently drafted, would result in compensation expense due to the 15 percent discount and the look-back feature incorporated into both ESPP’s (see Appendix A – Illustration 19 of SFAS No. 123(R) the Compensation Committee of our Board of Directors elected not to award any options under either ESPP in 2006. As a result, there was no compensation expense recorded by the Company in connection with either of the ESPP’s. In accordance with paragraph 74 of SFAS No. 123(R), compensation expense for awards granted in earlier periods is only recognized for the portion of the award that is unvested and still outstanding as of the required effective date (January 1, 2006 for Sonic). Unexercised options under Sonic’s ESPPs expire on the last business day of the year in which the options were granted. As a result, there is no compensation expense associated with awards from earlier years because there were no unvested options associated with prior year ESPP awards outstanding as of January 1, 2006. The appropriate disclosure will be made in the future if the facts warrant at that time.

11. Commitments and Contingencies, page F-34

13.	Please provide us an estimate of the possible loss or state that such an estimate can not be made with respect to the Galura, et al. v. Sonic Automotive, Inc. matter and revise your disclosure accordingly in future filings. See SFAS no. 5, paragraph 10.

We do not believe an estimate of the possible loss can be made with respect to the Galura, et al. v. Sonic Automotive, Inc. matter due to the fact that we are still in the appeal process regarding the lower courts’ class certification decision, significant discovery has not yet taken place and the claimants have not yet quantified their alleged damages. If still applicable in future filings, we will disclose the fact that no estimate of possible loss can be made.

In connection with submitting these responses, the Company acknowledges the following:

•	It is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to call Greg Young, the Company’s Chief Accounting Officer, with any questions at 704-566-2489.

Yours truly,

SONIC AUTOMOTIVE, INC.

/s/ Stephen K. Coss
Stephen K. Coss
Senior Vice President, General Counsel and Secretary

cc: David P. Cosper
Greg D. Young
Thomas H. O’Donnell, Jr.

Exhibit 1 – Historical Financial Metrics by Division

	Eastern	Central	Western	Corp	Other	Total
Revenue $’s (000’s)
12/31/2006	3,105,205	2,260,635	2,599,946	6,289	—	7,972,074
12/31/2005	2,870,652	2,119,975	2,275,990	12,102	—	7,278,720
12/31/2004	2,692,225	1,849,076	1,912,860	15,890	—	6,470,050
12/31/2003	2,573,413	1,649,549	1,781,520	21,688	—	6,026,171
12/31/2002	2,297,600	1,668,412	1,588,764	6,362	—	5,561,139
12/31/2001	1,883,491	1,382,581	1,448,129	2,928	—	4,717,129
12/31/2000	1,948,281	819,654	1,389,758	(14,022)	—	4,143,672
12/31/1999	1,611,545	474,058	194,834	14,251	—	2,294,689
Gross Margin $’s (000’s)
12/31/2006	485,768	321,304	392,352	24,794	—	1,224,219
12/31/2005	445,967	301,078	334,373	29,305	—	1,110,723
12/31/2004	412,494	260,355	294,380	25,026	—	992,254
12/31/2003	388,251	226,723	277,447	31,202	—	923,623
12/31/2002	351,945	230,305	263,882	27,344	—	873,476
12/31/2001	283,216	195,526	231,290	28,379	—	738,410
12/31/2000	276,116	124,239	211,094	22,726	—	634,174
12/31/1999	215,694	73,575	33,025	9,799	—	332,093
Gross Profit %
12/31/2006	15.6%	14.2%	15.1%	394.3%	0.0%	15.4%
12/31/2005	15.5%	14.2%	14.7%	242.1%	0.0%	15.3%
12/31/2004	15.3%	14.1%	15.4%	157.5%	0.0%	15.3%
12/31/2003	15.1%	13.7%	15.6%	143.9%	0.0%	15.3%
12/31/2002	15.3%	13.8%	16.6%	429.8%	0.0%	15.7%
12/31/2001	15.0%	14.1%	16.0%	969.3%	0.0%	15.7%
12/31/2000	14.2%	15.2%	15.2%	-162.1%	0.0%	15.3%
12/31/1999	13.4%	15.5%	17.0%	68.8%	0.0%	14.5%
3 Year Average	15.5%	14.2%	15.1%	264.6%	0.0%	15.3%
8 Year Average	15.0%	14.3%	15.6%	278.7%	0.0%	15.3%
Operating Income %
12/31/2006	4.4%	3.3%	3.6%	-576.7%	0.0%	3.4%
12/31/2005	4.4%	2.6%	3.3%	-58.0%	0.0%	3.4%
12/31/2004	4.3%	2.4%	3.2%	-81.0%	0.0%	3.2%
12/31/2003	4.0%	1.9%	3.3%	7.8%	0.0%	3.2%
12/31/2002	4.4%	2.7%	4.1%	35.5%	0.0%	3.8%
12/31/2001	4.2%	4.1%	4.0%	-31.9%	0.0%	4.1%
12/31/2000	4.0%	4.7%	4.1%	-14.8%	0.0%	4.2%
12/31/1999	3.7%	5.6%	4.4%	15.7%	0.0%	4.3%
3 Year Average	4.4%	2.8%	3.4%	-238.6%	0.0%	3.3%

Exhibit 1 – Historical Financial Metrics by Division – page 2

	Eastern	Central	Western	Corp	Other	Total
Pretax Income $’s (000’s)
12/31/2006	113,910	57,293	77,310	(82,176)	—	165,358
12/31/2005	109,663	42,590	64,710	(49,570)	—	167,389
12/31/2004	104,412	34,270	55,780	(52,377)	—	142,083
12/31/2003	94,305	24,810	55,458	(52,278)	—	122,293
12/31/2002	92,938	37,176	61,404	(33,548)	—	157,968
12/31/2001	71,886	47,955	51,547	(33,975)	—	137,412
12/31/2000	65,294	30,675	49,568	(36,756)	—	108,780
12/31/1999	50,600	23,439	6,008	(16,425)	—	63,621
Total Assets $’s (000’s)
12/31/2006	1,707,270	1,435,458	1,918,973	(2,394,297)	457,360	3,124,764
12/31/2005	1,513,357	1,387,528	1,695,651	(2,141,360)	570,325	3,025,501
12/31/2004	1,566,393	1,433,880	1,233,382	(1,955,377)	619,607	2,897,884
12/31/2003	1,539,708	927,260	1,057,865	(1,701,268)	861,548	2,685,113
12/31/2002	1,330,290	905,314	834,965	(546,514)	(148,747)	2,375,308
12/31/2001	1,045,348	784,285	685,046	(1,486,297)	781,985	1,810,367
12/31/2000	1,140,276	572,363	516,001	19,750	(465,398)	1,782,993
12/31/1999	957,784	267,460	365,100	(101,483)	10,122	1,498,983